
09011243
RED TRAIL ENERGY L.L.C.
RICHARDTON, ND
3rd Annual Meeting
DO NOT DRIVE OFF ASPHALT
May 28th, 2009 2:00pm CT
Best Western Ramkota Inn - Bismarck, ND
Received SEC
MAY 0 4 2009
Washington, DC 20549

P.O. Box 11
3682 Highway 8 South
Richardton, ND 58652

April 28, 2009

Dear Member:

On behalf of your Board of Governors and management, I am pleased to invite you to attend the 3rd Annual Meeting of Members of Red Trail Energy, LLC (the "Company"). The Annual Meeting will be held at the Best Western Ramkota Inn located at 800 South Third Street, Bismarck, ND, 58504, on May 28, 2009 at 2:00 p.m., Central Standard Time. The purpose of the Annual Meeting is to:

- Elect two (2) governors to the Board of Governors for a term of three years;
- Adopt an Amended and Restated Member Control Agreement for the Company;
- Ratify the selection of Boulay, Heutmaker, Zibell & Co., P.L.L.P. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009; and
- Transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. If you have any questions regarding the information in the proxy statement, please contact Mike Appert at (701) 782-6269. If you have questions regarding completion of your proxy card, please contact DeEll Hoff at (701) 974-3308.

Only members listed on our records at the close of business on March 31, 2009 are entitled to notice of the Annual Meeting and to vote at the Annual Meeting and any adjournments thereof. For your proxy card to be valid, it must be received no later than the start of the Annual Meeting, or May 28, 2009 at 2:00 p.m., Central Standard Time.

All members are cordially invited to attend the Annual Meeting in person and whether or not you plan to attend the meeting, please complete, sign, date and return your proxy card. To assure the presence of a quorum, the Board of Governors requests that you promptly complete, sign, date and return the enclosed proxy card. Voting by proxy will not prevent you from attending the meeting and voting in person.

Sincerely,

Mike Appert

Mike Appert
Chairman of the Board of Governors

This proxy statement is dated April 28, 2009 and is first being mailed to Members on or about April 30, 2009.

TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF MEMBERS TO BE HELD ON MAY 28, 2009:

The proxy statement and the Annual Report on Form 10-K of Red Trail Energy, LLC are available at http://redtrailenergyllc.com/investors

SECTION I - QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following questions and answers briefly address some questions you may have about the Annual Meeting. These questions and answers may not have all the information about the meeting that is important to you as a Member. You should carefully read this entire proxy statement. In this proxy statement, the terms "we," "us," "our," "the Company" and "Red Trail" refer to Red Trail Energy, LLC. The mailing address of the principal executive offices of Red Trail is P.O. Box 11, 3682 Highway 8 South, Richardton, ND 58652 and this proxy is being mailed to members on or about April 30, 2009.

Questions Regarding the Meeting

Q: Why am I receiving this proxy statement and proxy card?

A: Your proxy is being solicited by the Board of Governors of Red Trail Energy, LLC for the Annual Meeting of Members to be held on May 28, 2009, at the location and time, and for the purposes set forth in the Notice of Meeting, and at any adjournment or postponement thereof. You own Units as of March 31, 2009, the record date for the Annual Meeting (the "Record Date"). At the Annual Meeting, we will ask you to elect two (2) governors, adopt an amended and restated member control agreement for the Company, and ratify the appointment of our independent auditor for the 2009 fiscal year. Other matters may also come up for a vote at the Annual Meeting if properly brought forth.

Q: How many votes do I have?

A: Members are entitled to one vote for each Class A Membership Unit (the "Unit") owned of record by such member as of the close of business on the Record Date on any matter which may properly come before the meeting. Your proxy ballot has your name and the number of Units you are voting printed on a label affixed on it.

Q: Where and when is the Annual Meeting?

A: The Annual Meeting will take place on May 28, 2009, at the Best Western Ramkota Inn located at 800 South Third Street, Bismarck ND, at 2:00 p.m., Central Standard Time. If you need directions to the Annual Meeting, please contact DeEll Hoff at (701) 974-3308.

Q: Who can attend the Annual Meeting?

A. All members as of the close of business on the Record Date may attend the Annual Meeting.

Q: What is the Record Date for the Annual Meeting?

A. March 31, 2009.

Q: How many Units are outstanding?

A: On March 31, 2009, the Record Date set by the Board of Governors, there were 40,188,973 Units issued and outstanding.

Questions Regarding Specific Voting Items

Q: Why are you proposing to amend the Company's Member Control Agreement?

A: We have requested a forbearance agreement from our senior lender, First National Bank of Omaha ("FNBO"). In connection with this request, FNBO has indicated that one of the likely provisions of any forbearance agreement would require that we address provisions in our current Member Control Agreement that restrict the Company from conducting an equity offering without the written consent of 100% of member voting interests. Obtaining such consent would be difficult, if not impossible, to achieve, and thus we need to eliminate the 100% written consent provision to ensure we would comply with one of the likely provisions of a requested forbearance agreement with FNBO. There is no guarantee that the requested forbearance agreement will be approved by FNBO. In addition, the current Member Control Agreement does not define a number of important terms that govern interpretation of the document, contains incorrect cross-references to other sections of the current Member Control Agreement, and does not contain many provisions that are customary in the member control agreements of other North Dakota limited liability companies. Thus, the Board has determined to amend and restate the current Member Control Agreement in its entirety, in order to facilitate a possible future equity offering, enable the Company to meet one of the likely provisions of a requested forbearance agreement with FNBO, and help the Company achieve corporate governance best practices. The Board is seeking your approval of the Amended and Restated Member Control Agreement attached hereto as Exhibit A, and is asking you to vote "FOR" Proposal #2 in this proxy statement and on the proxy card.

Q: What is the voting requirement to elect the governors?

A: Governors are elected by a plurality of the votes cast. This means that the individuals nominated for election to each group who receive the most votes will be elected. The candidates receiving the highest number of votes for each group, up to the number of governors to be elected for that group, shall be elected.

Q: How did you select who to nominate for governors?

A: The Nominating Committee of our Board of Governors undertook a detailed review of all prospective nominees that either submitted their own names for consideration, had their names submitted by another person for consideration for election to our Board of Governors, or who the Nominating Committee contacted directly as of the advance notice deadline for member proposals. The Board received timely notice from Duane Zent that he wished to be considered for nomination to the Board of Governors. The two Group II incumbent governors, Mike Appert and William Price, also asked that they be considered for nomination to their existing seats.

Following receipt of Mr. Zent's notice, the Board sent each potential nominee a questionnaire and request for additional information related to what each nominee knows about the Company, the ethanol industry, financial statements, corn and ethanol markets and general business. The Company received a completed questionnaire from all three potential nominees, and also conducted an interview with Mr. Zent. The Nominating Committee did not undertake an interview of Mr. Price or Mr. Appert, because the Nominating Committee members believed they had adequate information on the incumbent governors because of their previous Board service and the return of their Nominating Committee questionnaires.

Based on this evaluation of the three prospective nominees, the Nominating Committee recommended that Mr. Price and Mr. Appert, the incumbent governors, be nominated for election as Group II governors, to serve until the 2012 Annual Meeting or until their successors are duly elected and qualified. The Board recommends that members vote "FOR" the election of Mr. Price and Mr. Appert. Mr. Zent may be nominated from the floor at the 2009 Annual Meeting, since the Board received timely advance notice of the submission of his name for consideration. No other members may be nominated from the floor at this meeting however.

Q: Why are members not being asked to vote to fill Roger Berglund's seat at this Annual Meeting?

A: Effective December 10, 2008, Roger Berglund resigned as a governor of the Company. Mr. Berglund was a Group III governor, and thus his seat is up for election at the 2010 Annual Meeting. Section 2.3 of our Operating Agreement provides that "Vacancies on the Board of Governors resulting from the death, resignation, removal or disqualification of a governor may be filled by the affirmative vote of a majority of the remaining governors..." At a March 31, 2009 Board of Governors meeting, the remaining governors unanimously voted to appoint Sid Mauch to fill the seat vacated by Mr. Berglund. Mr. Mauch will serve out the remainder of Mr. Berglund's term as a Group III governor, which will expire at the 2010 Annual Meeting or until Mr. Mauch's successor is duly elected and qualified.

Q: How many votes can I cast when electing the governors?

A: In accordance with the cumulative voting rights set forth in the Company's Articles of Organization and in Section 10-32-76 of the North Dakota Limited Liability Company Act, to which the Company is subject, you are entitled to give a nominee as many votes as is equal to the number of Units you own multiplied by the number of governors to be elected, or you may distribute your votes among the nominees as you see fit. For example, if you own 100 Units as of the Record Date, and if two governors are to be elected in a group at the Annual Meeting, you have 200 votes that you can allocate among the nominees in that group in any manner you choose. If two governors are to be elected in a group at the Annual Meeting, the two nominees receiving the highest number of affirmative votes at the Annual Meeting will be elected to the Company's Board.

Questions Regarding Proxies and Voting at the Annual Meeting

Q: Do I have dissenters' rights to any matter acted upon during the Annual Meeting?

A: No. The election of governors, adoption of the amended and restated member control agreement, and appointment of independent auditor are not circumstances in which the North Dakota Limited Liability Company Act or the Company's current member control agreement provides members with dissenters' rights. Pursuant to the North Dakota Limited Liability Company Act, dissenters' rights are available to members under the following circumstances: (1) an amendment to the articles of organization, but not an amendment of the member control agreement, which materially and adversely affects the rights or preferences of the membership interests of the dissenting member; (2) a sale, lease, transfer, or other disposition of property and assets requiring member approval; (3) a plan of merger; (4) a plan of exchange; (5) a plan of conversion; or (6) any other action taken to which the articles of organization, member control agreement, operating agreement, or a resolution approved by the Board of Governors directs that dissenting members may obtain payment for their membership interests. In addition, the Company's member control agreement provides for dissenters' rights for our members only in the event of a merger into a successor limited liability company organized by the Board.

Q: Who will count the votes?

A: All votes will be tabulated by the Inspector of Elections appointed for the Annual Meeting, who will tabulate affirmative and negative votes and abstentions.

Q: Can I change my vote after I submit my proxy?

A: Yes, you may revoke your proxy and change your vote:

- by signing another proxy with a later date; or

- if you are a registered Unit holder, by giving written notice of such revocation to the Secretary of the Company prior to or at the meeting or by voting in person at the meeting.

Your attendance at the meeting itself will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote in person at the meeting.

Q: What constitutes a quorum?

A. As of the Record Date, 40,188,973 Units were issued and outstanding. The presence of members holding a majority of the total outstanding Units constitutes a quorum. We need 20,094,487 Units represented at the meeting to constitute a quorum. If you submit a properly executed proxy, then you will be considered part of the quorum even if you are not physically attending the meeting.

Q: How do I vote?

A: If you are the Member of record of our Units, you can vote by any of the following methods:

- by completing, signing, dating and returning the enclosed proxy card by facsimile to DeEll Hoff at (701) 974-3309;
- by making an electronic version (.pdf file only) of the enclosed proxy card and e-mailing the electronic version to proxy@redtrailenergy.com;
- by returning the original in the postage-paid envelope; or
- by appearing and voting in person by ballot at the Annual Meeting.

If you sign and return your proxy and do not indicate how you want to vote, we will count the Units represented by your proxy as voting in favor of all of the resolutions.

THE BOARD OF GOVERNORS URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY ANY OTHER PERSON OR PERSONS, AND TO SIGN ONLY THE PROXY CARD INCLUDED IN THIS MAILING. IF YOU HAVE SIGNED A PROXY CARD SENT TO YOU BY ANY OTHER PERSON OR PERSONS, YOU MAY REVOKE IT BY SIGNING AND MAILING THE PROXY INCLUDED IN THIS MAILING OR BY PROVIDING WRITTEN NOTICE TO THE SECRETARY OF THE COMPANY OF YOUR WISH TO REVOKE THE PREVIOUSLY SIGNED PROXY.

Q: What happens if I abstain, fail to vote or fail to submit a proxy?

A: Abstentions will be treated as present for quorum purposes and entitled to vote, so they will have the same practical effect as votes against a proposal. Failure to vote or failure to submit a proxy will not be treated as present for quorum purposes.

Q: What should I do if I receive more than one set of voting materials?

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards. For example, if you hold Units in an IRA, you should receive a separate proxy card for the IRA Units. If you are a holder of record and your Units are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card that you receive.

Q: When are member proposals and governor nominations due for the 2010 Annual Meeting?

A. In order to be considered for inclusion in next year's proxy statement, member proposals must be submitted in writing to us by December 31, 2009 (120 days prior to the 1-year anniversary of the date of mailing of this proxy statement). The proposal must be in accordance with the provisions of Rule 14a-8 promulgated by the SEC under the Securities and Exchange Act of 1934. We suggest that proposals for the 2010 Annual Meeting of members be submitted by certified mail, return receipt requested. Members who intend to present a proposal at the 2010 Annual Meeting, including nominations for governors, without including such proposal in our proxy statement must provide us notice of such proposal not later than March 29, 2010 and not earlier than February 26, 2010. We reserve the right to reject as untimely, rule out of order, or take appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

If we do not receive notice of a member proposal, including nominations for governors, intended to be submitted to the 2010 Annual Meeting without including such proposal in our proxy statement between February 26, 2010 and March 29, 2010, the persons named on the proxy card accompanying the notice of meeting may vote on any such proposal in their discretion. However, if we do receive notice of a member proposal intended to be submitted to the 2010 Annual Meeting between February 26, 2010 and March 29, 2010, then the persons named on the proxy card may vote on any such proposal in their discretion only if we include in our proxy statement an explanation of our intention with respect to voting on the proposal.

Q: Who is paying for this proxy solicitation?

A. The cost of soliciting proxies, including the preparation, assembly and mailing of the proxies and soliciting material, as well as the cost of forwarding such material to beneficial owners of the Company's Units, will be borne by the Company. Governors, officers and regular employees of the Company may, without compensation other than their regular remuneration, solicit proxies personally or by telephone.

Q: What if more than one person owns the Units?

A. Membership interests owned by two or more members may be voted by any one of them unless the Company receives written notice from any one of them denying the authority of that person to vote those Units. You may appoint a proxy for the purpose of voting the Units owned jointly by two or more members by signing or consenting to by authenticated electronic communication such appointment. This appointment will be effective unless the Company receives written notice or an authenticated electronic communication either denying the authority of that person to appoint a proxy or appointing a different proxy.

Q: How long does my proxy appointment last?

A. An appointment of a proxy is generally valid for eleven months unless a longer time period is provided in the appointment.

Q: Can my appointment of a proxy be revoked?

A. Yes, unless the appointment is coupled with an interest in the Units of the Company. Therefore, if two or more people own the Units jointly, the appointment may only be revoked in accordance with the terms of any appointment agreement these members have entered into. If the appointed proxy has no interest in the Units, the appointment may be revoked at any time and for any reason. In order to revoke an appointment, the member can either attend the meeting and vote in person or sign and deliver to the Company either a written statement that the appointment has been revoked or sending a later appointment.

SECTION II- PROPOSALS TO BE VOTED ON

PROPOSAL #1

ELECTION OF TWO MEMBERS OF THE BOARD OF GOVERNORS

Red Trail Energy has seven (7) governors. Each governor is elected to a three year term. The terms of the governors are staggered, so that the terms of two governors expire in one year (Group I), two expire the next year (Group II), and three expire the following year (Group III). The staggering of the terms of the governors commenced at the Annual Meeting of the members which was held on May 30, 2007, at which meeting two governors were elected to an initial one year term, two governors were elected to an initial two year term, and three governors were elected to an initial three year term. The governors' seats, as voted on at the 2007 Annual Meeting, were assigned to a class as follows:

Group I: Jody Hoff and Ronald Aberle
Group II: Mike Appert and William Price
Group III: Tim Meuchel, Frank Kirschenheiter and Roger Berglund (now filled by Sid Mauch)

The initial one year term of the governors in Group I expired at our 2008 Annual Meeting and the Group I governor seats were filled via the election of Mr. Hoff and Mr. Aberle at the 2008 Annual Meeting for an additional three-year term. The initial two year term of the governors in Group II expires at the 2009 Annual Meeting, and nominees elected at the 2009 Annual Meeting will serve for an additional three-year term that will expire at the 2012 Annual Meeting, or until the governors' successors are duly elected and qualified. The initial three year term of governors in Group III expires at the 2010 Annual Meeting. One Group III governor, Roger Berglund, resigned as a governor of the Company effective December 10, 2008. At a March 31, 2009 Board of Governors meeting, the Board filled Mr. Berglund's seat by the appointment of Sid Mauch, who will serve the remainder of Mr. Berglund's term.

The Nominating Committee of our Board of Governors is comprised of Tim Meuchel, Frank Kirschenheiter, Jody Hoff, Ron Aberle and Sid Mauch and is responsible for selecting candidates for governor. The Nominating Committee undertook a detailed review of all prospective nominees that submitted their own names for consideration, had their names submitted by another person for consideration for election to our Board of Governors or whom the Nominating Committee contacted directly, as of the advance notice deadline for member proposals. This year, pursuant to the advance notice deadline set forth in our Operating Agreement, the Company must have received the name of a prospective nominee between February 20 and March 22 for consideration by the Nominating Committee.

The Board received timely notice from Duane Zent that he wished to be considered for nomination to the Board of Governors. The two Group II incumbent governors, Mike Appert and William Price indicated they wished to be considered as well. The Board sent each candidate a questionnaire and request for additional information about their knowledge of the Company, the ethanol industry, financial statements, corn and ethanol markets and general business matters. The Company received a completed questionnaire from all three potential nominees, and also conducted an interview with Mr. Zent. The Nominating Committee did not undertake an interview of Mr. Price or Mr. Appert, because the Nominating Committee members believed they had adequate information on the incumbent governors because of their previous Board service and the return of their Nominating Committee questionnaires.

After consideration of each nominee, the Nominating Committee has recommended as nominees for election, Mr. Price and Mr. Appert, the incumbent governors. Both nominees have indicated their willingness to serve as governors.

The two candidates who receive a plurality of the affirmative votes for the election of governors (in person or by proxy) will be elected to the position of governor. If you fail to mark a vote, the proxies solicited by the Board of Governors will be voted in favor of the Board of Governors' nominees and your Units will be equally distributed among the two nominating committee-recommended nominees. If you do not submit a proxy card or attend the meeting, or if you abstain from voting, your vote will not be counted as a vote for or against any nominee.

The following table contains certain information with respect to the nominees for election to the Board of Governors at the 2009 Annual Meeting:

Name	Age	Year First Became A Governor	Term Expires	If Elected, Term will Expire
Mike Appert	40	2003	2009	2012
William Price	46	2003	2009	2012

Biographical Information of Nominees

Mike Appert

Mr. Appert currently serves as the Chairman of the Board of Governors. He previously served as Secretary. He is a member of our Acquisition, Governance and Risk Management Committees and has been a Governor since our inception.

Mr. Appert has been the owner and president of Appert Acres, Inc., a corn, soybean, sunflowers and small grains farming operation since 1991, as well as operating a Mycogen Seeds Dealership. He also serves on several boards which include the Hazelton Airport Authority as president, the Goose Lake Chapter Pheasants Forever as Treasurer and the Hazelton Lions Club.

William Price

Mr. Price has served as a Governor since our inception and is a member of our Acquisition Committee. He served as Vice President from inception of the Company until May 2007, and currently serves as Secretary.

Since 1980, Mr. Price has been the managing partner and is currently vice president of Price Cattle Ranch LLP, a cattle operation. Since 1997, he has been the managing partner and is currently the president of Missouri River Feeders LLP, a feedlot and diversified farm. He also serves as a governor of Quality Dairy Growers, LLC, a dairy operation, and is a governor of Sunnyside Feeds, LLC, a custom feed plant. Mr. Price is also a governor of North Dakota Sow Center LLLP, a 10,000 head ISO wean facility. Mr. Price is a member of multiple associations, including the North Dakota Stockmen's Association, the National Cattlemen's Beef Association, and the Great Bend Irrigation District, and has served on the Missouri Slope Irrigation Board of Governors and served as Chairman of the North Dakota Feeder Council.

VOTE REQUIRED

The Board recommends that you vote **"FOR"** each of the nominees to the Board of Governors set forth in this Proposal #1. Under applicable North Dakota law, the election of each nominee requires the affirmative vote by a plurality of the voting power of the Units present and entitled to vote on the election of governors at the Annual Meeting at which a quorum is present.

PROPOSAL #2

The current Member Control Agreement of the Company shall be amended and restated in its entirety and the Amended and Restated Member Control Agreement attached as Exhibit A shall be the operative member control agreement of the Company

General

The Company is asking you to vote FOR amending our current Member Control Agreement in its entirety, and replacing our current Member Control Agreement with the Amended and Restated Member Control Agreement attached hereto as Exhibit A. The Company has operated under the provisions of its Member Control Agreement since its inception.

In connection with a detailed review of the Company's governing documents, the Company's Board of Governors has determined that the current Member Control Agreement (the "Current MCA") does not operate in the best interests of the Company or the Company's members. In addition, the Company has requested a forbearance agreement from its senior lender, First National Bank of Omaha ("FNBO"). FNBO has indicated that one of the likely provisions of any forbearance agreement would require that we address provisions in our current Member Control Agreement that restrict the Company from conducting an equity offering without the written consent of 100% of member voting interests. Obtaining such consent would be difficult, if not impossible, to achieve, and thus we need to eliminate the 100% written consent provision to ensure we would comply with one of the likely provisions of a requested forbearance agreement with FNBO. There is no guarantee the requested forbearance agreement will be approved by FNBO. Under the terms of the Current MCA, the approval in writing signed by 66.67% of voting interests of the members is required to amend the Current MCA; provided, however, that in no event may the Current MCA be amended to provide that less than unanimous consent may be needed to avoid dissolution. Thus, the Board of Governors proposes to amend and restate the Current MCA in its entirety while retaining all language related to unanimous member consent to avoid dissolution. The Company seeks approval, in writing, of 66.67% of the outstanding voting interests of members, or the approval of 26,793,988 Units.

Reasons for the Proposed Amendment

Our Current MCA governs the rights and responsibilities of Company membership, and restricts our Board of Governors from taking certain actions without the approval of members. While the Company has been able to operate under the Current MCA since its inception, the Board of Governors has found that the Current MCA is unduly restrictive and inflexible in terms of not allowing the Company to raise additional equity through the issuance of additional Units or perform other functions customarily found in North Dakota limited liability company member control agreements. In particular, Section 3.2 of the Current MCA provides that "Other than as set forth in [the intrastate offering section], no additional contributions shall be accepted or membership interests granted by the Board without the consent of 100% of the outstanding voting interests." This means that any non-intrastate equity offering by the Company cannot be undertaken by the Company without consent by all 947 members of the Company, which consent is virtually impossible to obtain without undue effort and expense. These problems have been exacerbated in these uncertain economic times, when raising additional capital may become necessary to provide working capital that could help the Company weather the economic downturn. As explained above, FNBO has indicated that one of the likely provisions of any forbearance agreement would include amending the Current MCA to eliminate the 100% consent provision, so as to allow the Company to pursue a future equity offering. While the Company has not made a determination of whether to commence an equity offering, the Current MCA effectively forecloses the possibility of ever doing so, and may effectively foreclose the Company from meeting one of the likely provisions of the requested forbearance agreement.

In addition to the equity offering restrictions, the Current MCA does not define a number of important terms that govern interpretation of the document, contains incorrect cross-references to other sections of the Current MCA, and does not contain many provisions that are customary in the member control agreements of other North Dakota limited liability companies. The Board of Governors has determined that the most efficient and effective method to solve the above problems and inconsistencies is to amend the Current MCA at once and in its entirety, rather than dealing with each problem in a piecemeal fashion. The Board of Governors believes that having members approve a complete Amended and Restated Member Control Agreement (the "Amended MCA") that is less restrictive and less confusing will help the Company achieve corporate governance best practices, aid the Company in raising capital in the short and long term, and allow the Company to meet one of the likely provisions of a forbearance agreement that has been requested from FNBO.

A general description of the basic differences between the Current MCA and the proposed Amended MCA is presented below, but such description is qualified in its entirety by reference to the full text of the two agreements. A copy of the proposed Amended MCA is included as Exhibit A to this proxy statement, and a copy of the Current MCA is incorporated by reference to Exhibit 4.2 to our Annual Report on Form 10-K for the year ended December 31, 2006. (000-52033).

Summary of Member Control Agreement Differences

Definitions

The Amended MCA contains a number of definitions missing in the Current MCA that govern interpretation of the document. Such defined terms include the following: Articles of Organization, Event of Termination, Person, Treasury Regulations, and Units.

Equity Offerings

The Current MCA restricts the Company from conducting an additional equity offering of the Company's Units (other than an intrastate offering of Units to North Dakota investors) without the 100% consent of outstanding voting Units. The Amended MCA provides that "The Board is authorized to accept contributions, issue, sell and deliver Membership Interests having Governance Rights and Financial Rights, Governance Rights only, or Financial Rights only, and, in each case, consisting of the class of Membership Interest that is then authorized to such Persons, at such times, and upon such terms and conditions as the Board shall determine." This provision will allow the Board, in its discretion, to raise money for the Company in a possible future equity offering to investors both within and outside of North Dakota.

Classes of Units

The Current MCA provides that the Company shall have only one class of Membership Interests, those being Class A Membership Units. The Amended MCA provides that the Board may establish one or more additional classes or series of Units, designate each such additional class or series, and fix the relative rights and preferences of each such additional class or series. The Amended MCA also provides for Unit splits. This provision will provide flexibility to the Board in structuring Units for any possible future equity offering and allow the Company to restructure its Units in order to facilitate "going dark," meaning removing the Company from any SEC public reporting requirements, if the Company determines to do so in the future.

Permitted Transfers

The Current MCA provides that it shall be a "permitted transfer" for a member and any related persons to transfer in one or more transactions during any thirty (30) calendar day period of interests representing in the aggregate more than two percent of the outstanding membership interests in the Company. Based on applicable limited liability company regulations, this provision should read "less than two percent" of the outstanding membership interests. The Amended MCA states the provision correctly as less than two percent.

Dispute Resolution

The Current MCA does not have a provision regarding resolution of disputes arising out of the Agreement. The Amended MCA provides that disputes will first be discussed between the parties in good-faith, and if unresolved, through arbitration pursuant to the American Arbitration Association's Commercial Arbitration Rules. This provision will allow the Company and members to avoid costly litigation in the event of dispute.

Governor and Manager Withdrawal

The Current MCA states that governors and managers may not voluntarily withdraw as governors and managers unless such withdrawal would not affect the tax status of the Company and would not materially adversely affect the members. The Board feels that the provision is unduly restrictive and subject to too much interpretation regarding which withdrawals may "materially adversely affect the members." The provision has been eliminated in the Amended MCA.

Acceptance of New Members

The Current MCA does not clearly outline the steps that are necessary for a prospective new member to be admitted as a member of the Company. The Amended MCA contains a provision that states that a prospective new member will be admitted as a member as of the effective date that 1) the prospective member pays the amount of consideration in exchange for Units as determined by the Board, and 2) executes a written agreement to be bound by the terms of the Amended MCA.

Events of Termination

The Current MCA also is unclear regarding what events constitute Events of Termination which terminate the continued membership of a member. The Amended MCA clearly provides that the following constitute Events of Termination: "1) the Member's Death, 2) the Member's retirement or resignation, 3) the redemption of the Member's Membership Interest, 4) an assignment of such Member's Membership Interest, 5) the Member's Bankruptcy, 6) the dissolution of an entity Member, 7) a merger of the Company where the Company is not the surviving organization, and 8) the occurrence of any other terminating event."

As aforementioned, the description above is qualified in its entirety by reference to the full text of the two agreements. A copy of the proposed Amended MCA is included as Exhibit A to this proxy statement, and a copy of the Current MCA is incorporated by reference to Exhibit 4.2 to our Annual Report on Form 10-K for the year ended December 31, 2006. (000-52033).

VOTE REQUIRED

The Board recommends that you vote **"FOR"** the approval of the Amended and Restated Member Control Agreement as the governing Member Control Agreement for the Company. Approval of the Amended and Restated Member Control Agreement requires the affirmative vote of 66.67% of the outstanding voting Units of the Company.

PROPOSAL #3
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Independent Registered Public Accounting Firm

Boulay, Heutmaker, Zibell & Co., P.L.L.P. currently serves as our independent registered public accounting firm. The Board of Governors has appointed Boulay, Heutmaker, Zibell & Co., P.L.L.P. to be the Company's independent auditor for the fiscal year ending December 31, 2009. The members are asked to ratify this appointment at the Annual Meeting. It is expected that a representative of Boulay, Heutmaker, Zibell & Co., P.L.L.P. will be present at the Annual Meeting of members to make a statement and respond to questions.

Vote Required For Ratification

The Audit Committee, in an action ratified by the Board of Governors, was responsible for selecting the Company's independent auditor for fiscal year 2009. Accordingly, member approval is not required to appoint Boulay, Heutmaker, Zibell & Co., P.L.L.P. as the Company's independent auditor for fiscal year 2009. The Board of Governors believes, however, that submitting the appointment of Boulay, Heutmaker, Zibell & Co., P.L.L.P. to the members for ratification is a matter of good corporate governance. The Audit Committee is solely responsible for selecting the Company's independent auditor. If the members do not ratify the appointment, the Board of Governors will review its future selection of independent auditor.

The ratification of the appointment of Boulay, Heutmaker, Zibell & Co., P.L.L.P. as the Company's independent auditor requires the affirmative vote of a majority of the Units present at the meeting in person or by proxy and entitled to vote.

Auditors' Fees

Boulay, Heutmaker, Zibell & Co., P.L.L.P. billed the Company the following amounts for services provided during fiscal 2007 and 2008:

	2007	2008
Audit Fees	$ 130,750	$ 113,737
Audit-Related Fees	4,938	21,274
Tax Fees	0	0
All Other Fees	16,086	96
Total Fees	**$ 151,774**	**$ 135,107**

- *Audit Fees.* This category includes the fees and out-of-pocket expenses for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and review of financial statements included in the Company's Form 10-Q or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

- *Audit-Related Fees.* Audit related fees relate to assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under the above item.

- *Tax Fees.* This category consists of fees for tax compliance, tax advice and tax planning.

- *All Other Fees.* This category consists of fees for other non-audit services.

The Board of Governors is required to pre-approve all audit and non-audit services performed by the Company's independent auditor to assure that the provision of such services does not impair the auditor's independence. The Board will not authorize the independent auditor to perform any non-audit service which independent auditors are prohibited from performing under the rules and regulations of the Securities and Exchange Commission or the Public Company Accounting Oversight Board. The Board may delegate its pre-approval authority to one or more of its governors, but not to management. The governor or governors to whom such authority is delegated shall report any pre-approval decisions to the Board at its next scheduled meeting.

VOTE REQUIRED

The Board recommends that you vote **"FOR"** the ratification of Boulay, Heutmaker, Zibell & Co., P.L.L.P. as the independent registered public accounting firm for the Company for the 2009 fiscal year. Ratification of Boulay, Heutmaker, Zibell & Co., P.L.L.P. requires the affirmative vote of a majority of the Units represented in person or by proxy at the Annual Meeting.

SECTION III – REQUIRED INFORMATION

GOVERNORS

Our Board of Governors

Our current Board of Governors consists of seven (7) governors. The names and ages of all of our governors and the positions held by each with the Company are as follows:

Name	Age	Position
Mike Appert	40	Chairman
William Price	46	Governor, Secretary
Jody Hoff	36	Governor, Vice Chairman
Frank Kirschenheiter	58	Governor, Treasurer
Tim Meuchel	50	Governor
Ronald Aberle	46	Governor
Sid Mauch	63	Governor

Identification of Governors

The following contains certain information with respect to our current governors that are not up for election at the 2009 Annual Meeting:

Jody Hoff

Mr. Hoff is a Mechanical Engineer, registered with the State of North Dakota. Since 2002, he has been a partner, vice president, chief engineer and head of operations of Amber Waves, Inc., a manufacturing company. Prior to starting Amber Waves, Inc., Mr. Hoff spent over five years working for Fagen Engineering where he led a design team working on commercial and industrial projects including ethanol plant design. Mr. Hoff holds a BS degree in mechanical engineering from North Dakota State University.

Mr. Hoff currently serves as Vice Chairman, has served as a Governor since our inception and serves as the chairman of our Audit Committee and is a member of our Acquisition, Compensation and Nominating Committees.

Frank Kirschenheiter

Mr. Kirschenheiter has served as the chief executive officer of Charmark International, LLC since 2005. He and his wife Earlene are involved with their children in a small cattle operation. Mr. Kirschenheiter has served as the mayor of the City of Richardton for the past 14 years.

Mr. Kirschenheiter currently serves as Treasurer of the Board of Governors and is a member of our Nominating Committee and Audit Committee. He has been a Governor since May 2007.

Tim Meuchel

Mr. Meuchel has been the president of Modern Grain, Inc., a grain elevator located in Hebron, North Dakota, since 1986. Mr. Meuchel currently serves as a member of the Governance, Acquisition, Risk Management and Nominating Committees. He has been a Governor since May 2007.

Ronald Aberle

Mr. Aberle is an owner and managing partner of Aberle Farms, a diversified farm and ranch, and most recently added an RV Campground to the enterprise. Mr. Aberle serves as an Advisory Board member of U.S. Bank in Bismarck, North Dakota, and is a Trustee of St. Hildegards Church.

Mr. Aberle has served as a Governor since our inception and is the chairman of our Nominating Committee and also serves as a member of our Audit, Acquisition, Compensation, and Risk Management Committees.

Sid Mauch

Mr. Mauch has been the manager and controller of Maple River Grain & Agronomy, LLC, a grain elevator and agronomy supplier located in Casselton, North Dakota, since 1976.

Mr. Mauch has served as a Governor since March 2009, replacing Roger Berglund, who resigned as a Governor of the Company in December 2008. He serves on our Nominating and Risk Management committees.

There are no material proceedings to which any of our governors or executive officers or any associates of any of our governors or executive officers are a party adverse to us or have material interests adverse to us.

CORPORATE GOVERNANCE

Governor Independence

The Company has voluntarily adopted the NASDAQ Marketplace Rules for determining whether a governor is independent and our Board of Governors has determined that three (3) of our current seven (7) governors are "independent" within the meaning of Rule 4200(a)(15) of the NASDAQ Marketplace Rules. As a non-listed issuer, we are not required to comply with the NASDAQ Marketplace Rules, but have voluntarily adopted the Rule 4200(a)(15) definition. Our independent governors under the definition are Jody Hoff, Sid Mauch and Frank Kirschenheiter. None of our governors are officers. Mike Appert, Ron Aberle and Tim Meuchel are not considered independent because of their sales of corn to the Company. William Price is not considered independent because of his ownership in operations that purchase distillers grains from the Company. In evaluating the independence of our governors, we considered the following factors: (i) the business relationships of our governors; (ii) positions our governors hold with other companies; (iii) family relationships between our governor and other individuals involved with the Company; (iv) transactions between our governors and the Company; and (v) compensation arrangements between our governors and the Company.

Governors' compensation

The following table sets forth all compensation paid or payable by the Company during the 2008 fiscal year to our governors.

Name	Fees Earned or Paid in Cash	Total
Jody Hoff	$ 7,900	$ 7,900
Mike Appert	$ 13,800	$ 13,800
Ronald Aberle	$ 11,300	$ 11,300
William Price	$ 9,500	$ 9,500
Roger Berglund(1)	$ 7,100	$ 7,100
Tim Meuchel	$ 13,100	$ 13,100
Frank Kirschenheiter	$ 6,400	$ 6,400

(1) Mr. Berglund resigned as a governor of the Company effective December 10, 2008.

Our Board of Governors adopted a governor compensation policy on July 24, 2007. Pursuant to the governor compensation policy, we pay governor fees as follows:

- $500.00 per Board meeting
- $400.00 per audit committee meeting
- $100.00 per meeting for all other committee meetings

The compensation policy also provides for reimbursement to governors for all out-of-pocket costs and mileage for travel to and from meetings and other locations to perform these tasks.

In the year ending December 31, 2008, the Company had incurred an aggregate of $69,100 in governor fees and related expenses. As of December 2008, the Board of Governors elected to discontinue Board compensation on a voluntary basis due to the financial condition of the Company.

Board Meetings and Committees; Annual Meeting Attendance

The Board of Governors generally meets once per month. The Board of Governors is directly responsible for governance of the Company. The Board held regular meetings on twelve (12) occasions in fiscal 2008; additionally the Board held one (1) special meeting. The Board has a standing acquisition committee, audit committee, compensation committee, governance committee, nominating committee, and risk management committee. Each governor attended 75% or more of the aggregate number of meetings of the Board and of committees of which he was a member.

Member Communication with the Board of Governors

Members seeking to communicate with the Board of Governors should submit their written comments to the Secretary of the Company, P.O. Box 11, 3682 Highway 8 South, Richardton, ND 58652. The Secretary will forward all such communications (excluding routine advertisements and business solicitations and communications which the Secretary, in his or her sole discretion, deems to be a security risk or for harassment purposes) to each member of the Board or, if applicable, to the individual governors(s) named in the correspondence.

Governor Attendance At Annual Meeting of Members

The Board of Governors does not have a policy with regard to governors' attendance at annual meetings, but governors are encouraged to attend each Annual Meeting. All Board members were present at the 2008 Annual Meeting.

Code of Ethics

The Company has adopted a Code of Business Conduct that applies to all of our employees, officers and governors, and a Code of Ethics for Senior Financial Officers that applies to our Chief Executive Officer, Chief Financial Officer or Controller and other persons performing similar functions. The Code of Business Conduct and Code of Ethics are available on the Investors section of our website at http://redtrailenergyllc.com/investors. The Company intends to satisfy the disclosure requirements of Form 8-K involving an amendment to, or a waiver from, a provision of its code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on the Investors section of our website, located at http://redtrailenergyllc.com/investors, or in a current report on Form 8-K.

Audit Committee

The Audit Committee of the Board of Governors consists of Jody Hoff, Chair, Ronald Aberle and Frank Kirschenheiter. Ronald Aberle is not independent under the definition of independence provided in NASDAQ Marketplace Rule 4200(a)(15), although as a non-listed issuer we are not required to comply with the Rule. The audit committee held five (5) meetings during 2008. The Audit Committee has a charter, which is available on the Company's web site at http://redtrailenergyllc.com/investors.

Audit Committee Report

The Audit Committee delivered the following report to the Board of Governors of Red Trail Energy, LLC. The following report of the Audit Committee shall not be deemed to be incorporated by reference in any previous or future documents filed by us with the SEC under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate the report by reference in any such document.

In accordance with its written charter adopted by the Board of Governors, the Audit Committee assists the Board of Governors with fulfilling its oversight responsibility regarding the quality and integrity of the accounting, auditing and financial reporting practices of the Company. In discharging its oversight responsibilities regarding the audit process, the Audit Committee:

(1) reviewed and discussed the audited financial statements with management and the independent auditor;

(2) has discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 114, as amended (AICPA, Professional Standards, Vol. 1, AU section 380),1 as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and

(3) received the written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and discussed with the independent accountant the independent accountant's independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Governors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission.

Members of the Audit Committee:
Jody Hoff (Chair)
Ronald Aberle
Frank Kirschenheiter

Audit Committee Financial Expert

The Board has determined that the Audit Committee does not presently have an "audit committee financial expert," as defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC. The Board has made such determination because it does not believe that any of the current Audit Committee members satisfy the financial education and experience requirements set forth in Item 407(d)(5)(ii) and (iii). The Nominating Committee of the Board will take into account the Audit Committee's needs with respect to financial expertise in evaluating future nominees for governor.

Nominating Committee

The Nominating Committee of the Board of Governors consists of Ronald Aberle, Jody Hoff, Tim Meuchel, Frank Kirschenheiter and Sid Mauch. Ronald Aberle and Tim Meuchel are not independent under the Marketplace Rules of NASDAQ, although as a non-listed issuer we are not required to comply with the Rules. The nominating committee met one (1) time during the fiscal year ending December 31, 2008, and has also met one time during 2009. The Nominating Committee does not currently have a written charter.

Governor Nominations Policy

Our Nominating Committee will consider governor candidates recommended by members. Members interested in submitting the name of a candidate for consideration as governor should send a letter to the Secretary of the Company, P.O. Box 11, 3682 Highway 8 South, Richardton, ND 58652, and specify that the letter should be forwarded to the chairman of the Nominating Committee. Our Board has not yet adopted a formal policy regarding qualifications of governor candidates. Currently, in evaluating governor nominees, our nominating committee and Board considers a variety of factors, including the appropriate size of our Board of Governors; our needs with respect to the particular talents and experience of our governors; the knowledge, skills and experience of nominees, including experience in the ethanol, corn or feed industries, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the

Board; experience with accounting rules and practices; and the desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new Board members. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third party search firm, if necessary.

On July 31, 2008, our Board of Governors adopted an Amended and Restated Operating Agreement, which provided that members must give advance notice to the Company of any business that they propose to bring before an annual meeting or of any person that they propose be nominated as a governor. Under the advance notice provision, to be timely a member's notice must be received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of members. With regard to governor nominations, the notice must also set forth (a) the name and address of the member who intends to make the nomination, (b) the name, age, business address and, if known, residence address of each person so proposed, (c) the principal occupation or employment of each person so proposed for the past five (5) years, (d) the number of Units of the Company beneficially owned by each person so proposed and the earliest date of acquisition of any such Units, (e) a description of any arrangement or understanding between each person so proposed and the member(s) making such nomination with respect to such person's proposal for nomination and election as a governor and actions to be proposed or taken by such person if elected a governor and (f) the written consent of each person so proposed to serve as a governor if nominated and elected as a governor.

For the 2009 Annual Meeting, Duane Zent was the only member who submitted his name for consideration by the advance notice deadline. In addition, the Nominating Committee evaluated the qualifications and performance of two incumbent governors, Mike Appert and William Price, whose terms as Group II governors will expire at this Annual Meeting. Based upon these evaluations, the Nominating Committee recommended Mr. Price and Mr. Appert, the incumbent governors, for election as governors at the 2009 Annual Meeting. Mr. Zent may have his name submitted for nomination from the floor at the 2009 Annual Meeting.

Compensation Committee

The Compensation Committee consists of Ronald Aberle and Jody Hoff. The Company does not currently have a written charter. Ronald Aberle is not independent under the Marketplace Rules of NASDAQ, although as a non-listed issuer we are not required to comply with the Rules. The Compensation Committee makes recommendations to the Board over compensation matters. Our Chief Executive Officer may provide input in determining or recommending the amount or form of executive and governor compensation, including recommendations on the amount of bonus for our Chief Financial Officer. We have never engaged any compensation consultants to aid the Company in determining executive and governor compensation.

Other Committees of the Board

In addition to the committees above, the company also maintains a Risk Management Committee, Acquisition Committee and Governance Committee.

The Risk Management Committee of the Board of Governors consists of Mike Appert, Tim Meuchel, Ron Aberle, Sid Mauch, and Mick Miller. The Risk Management Committee is involved in setting the direction for the Company in relation to its corn and ethanol hedging strategies. The risk management committee met fifty-six (56) times during 2008.

The Governance Committee of the Board of Governors consists of Mike Appert, Tim Meuchel, and Mark Klimpel. The Governance Committee is involved in evaluating strategic options and establishing general governance standards for the Company. This committee was created to make Red Trail a stronger company through the exercise of good corporate governance. Some of the tasks the Governance Committee undertakes include:

1. clarifying the respective roles and responsibilities of the Board of Governors and the Chief Executive Officer through enactment of means and ends policies; and

2. creating a culture of accountability within the Board of Governors and members of management.

The Acquisition Committee of the Board of Governors consists of Ron Aberle, Mike Appert, William Price, Jody Hoff and Tim Meuchel. The Acquisition Committee evaluates the strategic position of the Company, and evaluates acquisition possibilities.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

The Board has adopted a policy requiring all governors, officers and employees, and their immediate family members to notify the Board about any transaction, of any size, with the Company. Some of our governors, officers and employees and their immediate family members have sold corn to the Company or purchased distillers grains from the Company. These purchases and sales were made on terms available to all parties that do business with the Company, and were as follows for the last two fiscal years.

Ron Aberle, a governor, and a company owned in part by Mr. Aberle, sold corn to the Company in an amount equal to $678,358 during the year ended December 31, 2007 and through the mailing date of last year's proxy. During the fiscal year ended December 31, 2008, a company owned in part by Mr. Aberle sold corn to the Company in an amount equal to $677,760.

Mike Appert, a governor, and a company owned in part by Mr. Appert, sold corn to the Company in an amount equal to $1,294,037 during the year ended December 31, 2007 and through the date of last year's proxy. During the fiscal year ended December 31, 2008, Mr. Appert and a company owned in part by Mr. Appert sold corn to the Company in an amount equal to $2,183,781.

Tim Meuchel, a governor, and a company owned in part by Mr. Meuchel, sold corn and provided trucking services to the Company in an amount equal to $6,133,286 during the year ended December 31, 2007 and through the date of last year's proxy. During the fiscal year ended December 31, 2008, Mr. Meuchel and a company owned in part by Mr. Meuchel, sold corn and provided trucking services to the Company in an amount equal to $4,637,594.

William Price, a governor, and a company owned in part by him, purchased distillers grains from the Company in an amount equal to $862,768 during the year ended December 31, 2007 and through the date of last year's proxy. Another company owned in part by Mr. Price sold corn to the Company in an amount equal to $273,585 during the year ended December 31, 2007 and through the date of last year's proxy. During the fiscal year ended December 31, 2008, Mr. Price and a company owned in part by him purchased distillers grains from the Company in an amount equal to $381,693.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and governors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, governors and greater than 10% percent Unit holders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. All of our Section 16(a) reporting persons timely filed reports during the fiscal year ended December 31, 2008, except that Mick Miller failed to file a Form 4 related to his acquisition of vested restricted units, which acquisition was later reported in a timely filed Form 5.

INFORMATION ABOUT OFFICERS

The names, ages, and positions of our executive officers are as follows:

Name	Age	Position
Mick J. Miller	30	President and Chief Executive Officer
Mark E. Klimpel	36	Chief Financial Officer

Mick J. Miller, President and Chief Executive Officer

Mr. Miller is currently President and Chief Executive Officer of the Company and has been since August 2006. From June 2005 to August 2006, he was the General Manager for the Company. Prior to joining the Company, he worked for Diversified Energy Company LLC (DENCO), an ethanol plant in Morris, Minnesota beginning in September 1999. At DENCO, Mr. Miller was Operations Supervisor from July 2000 through May 2002 and Plant Manager from May 2002 to June 2005. Mr. Miller is currently and has been since September 2002 the Vice President of Operations for GreenWay Consulting, LLC. Mr. Miller also has served on the board of directors of RPMG, Inc. since January 2008. He has served since May 2005 to the present on the Advisory Board for the Process Plant Technology Program at Bismarck State College in Bismarck, North Dakota and has served on the board since October 2006 as the Vice President for the North Dakota Ethanol Producers Association. Mr. Miller devotes 100% of his time to the Company.

Mark E. Klimpel, Chief Financial Officer

Mr. Klimpel is currently and has been since October 2007 the Chief Financial Officer for the Company. Prior to joining the Company, he worked for Knife River Corporation in Bismarck, North Dakota beginning in 1998. At Knife River he held various positions within the corporate accounting department and, most recently, was ERP Implementation Project Manager. Mr. Klimpel is a Certified Public Accountant with a Bachelors of Accountancy degree from the University of North Dakota, located in Grand Forks, North Dakota.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED MEMBER MATTERS

The following table sets forth certain information concerning the beneficial ownership of persons known to management of the Company owning 5% or greater of the outstanding Class A Membership Units, based on 40,188,973 Units outstanding as of April 24, 2009, as follows:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
RTSB, LLC 3150 136th Avenue NE Baldwin, ND 58521	2,619,500(1)	6.52%

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(1) RTSB, LLC is a limited liability company, whose members have direct beneficial ownership of all of the Units.

The Named Executive Officers and the Governors own the following number of Class A Membership Units as of April 24, 2009, based on 40,188,973 Membership Units outstanding, as follows:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Mick J. Miller	67,500(1)	*
Mark E. Klimpel	0	*
William A. Price	400,000(2)	*
Tim Meuchel	1,020,000(3)	2.54%
Frank Kirschenheiter	100,000(4)	*
Ron Aberle	372,920(5)	*
Mike Appert	1,095,000(6)	2.72%

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Jody Hoff	530,241[(7)]	1.32%
Sid Mauch	1,000	*
Officers/Governors as a Group (9 persons)	**3,586,661**	**8.92%**

* Designates less than one percent ownership.

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(1) Includes 30,000 Units which Mr. Miller holds beneficially in his IRA account.

(2) Includes 300,000 Units which Mr. Price owns jointly with his brother and 100,000 Units held jointly with his brother and mother.

(3) Includes 110,000 Units indirectly held by Mr. Meuchel for the benefit of his son, and 200,000 Units owned by Mr. Meuchel's spouse of which Mr. Meuchel disclaims beneficial ownership.

(4) Includes 37,500 Units which are held by Richardton Investments, LLC, of which Mr. Kirschenheiter is a partial owner.

(5) Includes 160,000 Units held jointly with Mr. Aberle's spouse and 12,920 held beneficially in Mr. Aberle's IRA account. Additionally, 200,000 Units are held by Aberle Farms of which Mr. Aberle is a partner and of which Mr. Aberle disclaims beneficial ownership.

(6) Includes 375,000 Units which Mr. Appert owns jointly with his spouse and 100,000 Units held directly by his son of which Mr. Appert disclaims beneficial ownership. Additionally, 160,000 Units are held by Appert Acres, Inc., of which Mr. Appert is a partial owner and of which Mr. Appert disclaims beneficial ownership and 160,000 Units are held by Appert Farms, Inc., of which Mr. Appert is a partial owner and of which Mr. Appert disclaims beneficial ownership.

(7) Includes 10,000 Units owned jointly with Mr. Hoff's spouse and 10,000 held beneficially in Mr. Hoff's IRA account. Additionally, 496,241 Units are held by Richardton Investments, LLC, of which Mr. Hoff is a partial owner and of which Mr. Hoff disclaims beneficial ownership.

EXECUTIVE OFFICER COMPENSATION

The following table sets forth all compensation paid or payable by us during the last two fiscal years to our President and Chief Executive Officer, who functions as our principal executive officer, and our Chief Financial Officer, who functions as our principal financial and accounting officer (the "Named Executive Officers"). The Company has no other executive officers that received in excess of $100,000 during the fiscal years ended December 31, 2008 and 2007, respectively.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Annual Compensation				
	Year	Salary	Bonus	Stock Award	Total
Mick Miller[1]	2008	$ 135,000	—	$ 15,000 [2]	$ 150,000
President and Chief Executive Officer	2007	$ 130,000	$ 30,000	—	$ 160,000
Mark Klimpel	2008	$ 116,327	$ 3,087 [3]	—	$ 119,414
Chief Financial Officer	2007	$ 19,462 [4]	$ 17,517 [5]	—	$ 36,979

(1) Mr. Miller is currently compensated pursuant to our Management Agreement with GreenWay Consulting, LLC ("Greenway").

(2) On September 8, 2006, Mr. Miller was awarded an equity based, incentive compensation award of up to 150,000 Units, effective as of July 7, 2005, the date he formally began working in the role of General Manager (the "Grant Date"). The first 15,000 Units vested on July 1, 2008, and an additional 15,000 Units vest annually each July 1 through July 1, 2014. The remaining 45,000 Units vest on July 1, 2015. Upon a change in control, all Units vest immediately. The Company's Units are not publicly traded. As such, there is no established market value for the Units. The value has been estimated at $1.00 per Unit, which was the value assigned to the Units by the Board of Governors at the time the Units were issued in the Company's intrastate offering.

(3) Bonus reflects payment from the employee bonus program for the first quarter of fiscal 2008. Mr. Klimpel ceased participation in the employee bonus program upon executing his employment agreement with the Company in August 2008.

(4) Reflects compensation from a start date of October 16, 2007 through the end of fiscal year ending December 31, 2007.

(5) Bonus reflects a $10,000 signing bonus and $7,517 end of year bonus.

EMPLOYMENT AGREEMENTS

As disclosed in footnote 1 to the Summary Compensation Table, Mick Miller, our President and Chief Executive Officer, is compensated pursuant to our Management Agreement with Greenway, executed in December 2003. The Management Agreement provides that the Company shall reimburse Greenway for the salary and benefit package of Miller, in addition to a monthly payment to Greenway for management of plant operations. The Management Agreement will expire in February 2012.

Mark Klimpel, our Chief Financial Officer, executed a written employment agreement with the Company in August 2008. The agreement provides that Mr. Klimpel's base salary shall increase at a rate of six percent per year, and that Mr. Klimpel is eligible for a bonus of 20 percent of base salary per year, which bonus is based 50% on remaining employed with the Company and 50% on a performance determination by the Compensation Committee of the Board in consultation with the President and Chief Executive Officer. The Agreement also provides that if Mr. Klimpel is terminated by the Company without cause or because of a change-in-control, Mr. Klimpel is entitled to unpaid base salary and benefits up to the date of termination, and six months salary thereafter.

Due to our current financial situation, we temporarily suspended our employee bonus program during the fourth quarter of 2008. We also eliminated management bonuses for the year ended December 31, 2008.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2008

Name	Option Awards				Stock Awards			
	Number of securities underlying unexercised options (#) exercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of units that have not vested	Market value of units that have not vested ($)	Equity incentive plan awards: Number of unearned units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned units or other rights that have not vested ($)
Mick J. Miller President and Chief Executive Officer					135,000 [(1)]	$135,000[(2)]		

(1) Mr. Miller was granted 150,000 Units on July 1, 2005. The Units vest over a ten (10) year schedule and the first 15,000 Units vested on July 1, 2008. An additional 15,000 Units vest on July 1 of the successive six years ending July 1, 2014. The remaining 45,000 Units vest on July 1, 2015. Upon change in control, all Units vest immediately.

(2) The Company's Units are not traded publicly traded. As such, there is no established market value for the Units. The value has been estimated at $1.00 per Unit, which was the value assigned to the Units by the Board of Governors at the time the Units were issued in the Company's intrastate offering.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	$ —	—
Equity compensation plans not approved by security holders	135,000	$ $ 1.00	—
Total	135,000	$ $ 1.00	—

Equity compensation plans not approved by our members consist of Units held for issuance to our Chief Executive Officer pursuant to a ten (10) year vesting schedule.

MEMBER PROPOSALS FOR THE 2010 ANNUAL MEETING

If you wish to submit a Member proposal for inclusion in our proxy statement and form of proxy for the 2010 Annual Meeting, we must receive it at our headquarters located at Red Trail Energy, LLC, P.O. Box 11, 3682 Highway 8, Richardton, ND, 58652, to the attention of the Company's Secretary, not later than December 31, 2009. Members who intend to present a proposal at the 2010 Annual Meeting, including nominations for governor, without including such proposal in our proxy statement must provide us notice of such proposal not later than March 29, 2010 and not earlier than February 26, 2010. We reserve the right to reject as untimely, rule out of order, or take appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

If we do not receive notice of a member proposal intended to be submitted to the 2010 Annual Meeting, including governor nominations, without including such proposal in our proxy statement between February 26, 2010 and March 29, 2010, the persons named on the proxy card accompanying the notice of meeting may vote on any such proposal in their discretion. However, if we do receive notice of a member proposal intended to be submitted to the 2010 Annual Meeting between February 26, 2010 and March 29, 2010, then the persons named on the proxy card may vote on any such proposal in their discretion only if we include in our proxy statement an explanation of our intention with respect to voting on the proposal.

OTHER MATTERS

As of the date of this proxy statement, we know of no matters that will be presented for consideration at the Annual Meeting other than as described in this proxy statement. If, however, other matters are properly brought before the Annual Meeting, the persons named as proxies will vote in accordance with their judgment on such other matters unless otherwise indicated on the proxy.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's facilities located at 100 F Street, NE, Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's public reference room. Our SEC filings also are available to the public at the SEC's website at http://www.sec.gov.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN SUCH JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT TO VOTE YOUR UNITS AT THE ANNUAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED APRIL 28, 2009. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO MEMBERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

A COPY OF THE COMPANY'S FORM 10-K ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 (WITHOUT EXHIBITS), ACCOMPANIES THIS NOTICE OF MEETING AND PROXY STATEMENT. NO PART OF THE ANNUAL REPORT IS INCORPORATED HEREIN AND NO PART THEREOF IS TO BE CONSIDERED PROXY SOLICITING MATERIAL. THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH PERSON WHOSE PROXY IS BEING SOLICITED, UPON WRITTEN REQUEST OF ANY SUCH PERSON, WITHIN ONE BUSINESS DAY OF RECEIPT OF THE REQUEST, ANY EXHIBIT DESCRIBED IN THE LIST ACCOMPANYING THE FORM 10-K, UPON THE PAYMENT, IN ADVANCE, OF REASONABLE FEES RELATED TO THE COMPANY'S FURNISHING SUCH EXHIBIT(S). REQUESTS FOR COPIES OF SUCH EXHIBIT(S) SHOULD BE DIRECTED TO DEELL HOFF, AT THE COMPANY'S PRINCIPAL ADDRESS, P.O. BOX 11, 3682 HIGHWAY 8 SOUTH, RICHARDTON, ND 58652 (PHONE NUMBER 701-974-3308).

OUR CURRENT MEMBER CONTROL AGREEMENT, WHICH WE PROPOSE TO AMEND AND RESTATE WITH THE AMENDED AND RESTATED MEMBER CONTROL AGREEMENT ATTACHED HERETO AS EXHIBIT A, IS INCORPORATED BY REFERENCE TO EXHIBIT 4.2 TO OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006. (000-52033). THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH PERSON WHOSE PROXY IS BEING SOLICITED, UPON WRITTEN REQUEST OF ANY SUCH PERSON, WITHIN ONE BUSINESS DAY OF RECEIPT OF THE REQUEST, OUR CURRENT MEMBER CONTROL AGREEMENT, UPON THE PAYMENT, IN ADVANCE, OF REASONABLE FEES RELATED TO THE COMPANY'S FURNISHING SUCH AGREEMENT. REQUESTS FOR COPIES OF SUCH EXHIBIT(S) SHOULD BE DIRECTED TO DEELL HOFF, AT THE COMPANY'S PRINCIPAL ADDRESS, P.O. BOX 11, 3682 HIGHWAY 8 SOUTH, RICHARDTON, ND 58652 (PHONE NUMBER 701-974-3308).

Dated: April 28, 2009
Bismarck, North Dakota

EXHIBIT A

AMENDED AND RESTATED MEMBER CONTROL AGREEMENT FOR RED TRAIL ENERGY, LLC

This is an Amended and Restated Member Control Agreement for Red Trail Energy, LLC, dated effective as of May 28, 2009 by and among Red Trail Energy, LLC, a North Dakota limited liability company, and the Persons named on the attached Schedule A.

ARTICLE 1. DEFINITIONS

1.1 **Defined Terms.** The terms defined in this Article shall have the meanings given to them in this Article for purposes of this Agreement. Certain other capitalized terms in this Agreement may be defined elsewhere in this Agreement. All defined terms in this Agreement include the singular and the plural as the context indicates.

1.2 **Agreement.** "Agreement" means this Member Control Agreement as amended or restated.

1.3 **Articles of Organization.** "Articles of Organization" or "Articles" means the Articles of Organization for the Company filed with the North Dakota Secretary of State as amended or restated.

1.4 **Board of Governors.** "Board of Governors" or "Board" means the Board of Governors of the Company.

1.5 **Capital Accounts.** "Capital Accounts" mean the capital accounts required to be maintained by the Company for each Member as provided in this Agreement.

1.6 **Code.** "Code" means the Internal Revenue Code of 1986, as amended, and any comparable successor to such Code. All references to a section of the Code shall mean and include any subsequent amendment or replacement of such section.

1.7 **Company.** "Company" means Red Trail Energy, LLC.

1.8 **Event of Termination.** An "Event of Termination" means an event described in Section 13.1.

1.9 **Financial Rights.** "Financial Rights" mean a Person's rights to share in income, gain, receipt, loss, deduction, credit and distribution as provided in this Agreement and any right to assign such rights.

1.10 **Governance Rights.** "Governance Rights" mean all of a Member's rights as a Member in the Company except for Financial Rights or any right to assign Financial Rights.

1.11 **Governor.** "Governor" or "Board member" means each natural person serving on the Board. Governors or Board members are collectively referred to as "Governors" or "Board members." A Governor must be a Member of the Company, or an authorized representative of an entity member.

1.12 **LLC Act.** "LLC Act" means the North Dakota limited liability company act, as amended, and any comparable successor to such LLC Act. All references to a section of the LLC Act shall mean and include any subsequent amendment or replacement of such section.

1.13 **Members.** "Members" mean all Persons reflected in the required records of the Company as the owners of all or some Governance Rights of a Membership Interest. Members are individually referred to as a "Member." A Person may be a Member without having voting rights, but a Person is not a Member if the Person's Membership Interest consists only of Financial Rights.

1.14 **Membership Interest.** "Membership Interest" means the interest in the Company consisting of each Person's Financial Rights and/or Governance Rights and any right such Person has to assign such Person's Financial Rights and/or Governance Rights. The Membership Interests for all such Persons are collectively referred to as the "Membership Interests."

1.15 **Officer.** "Officer" means the natural person elected, appointed, or otherwise designated as an Officer pursuant to this Agreement and the LLC Act, including the President and Treasurer. An Officer need not be a Member of the Company. An Officer is a "Manager" for purposes of the LLC Act.

1.16 **Person.** "Person" includes a natural person or a domestic or foreign limited liability company, corporation, partnership, limited partnership, joint venture, association, business trust, estate, trust, enterprise, and any other legal or commercial entity.

1.17 **Treasury Regulations.** The "Treasury Regulations" mean the treasury regulations promulgated under the Code.

1.18 **Units.** "Units" are used to designate Membership Interests as provided in Article 4 of this Agreement.

ARTICLE 2.
SCOPE AND EFFECT OF AGREEMENT

2.1 **Member Control Agreement.** The Persons who are parties to this Agreement intend to make specific arrangements relating to the (i) formation, operations, ownership, governance, management, and dissolution of the Company; (ii) allocation of income, receipt, gain, loss, deduction, credit, and distribution; (iii) receipt of additional capital, admission of new Members and all valuation issues associated with the receipt of such additional capital and admission of Members; (iv) transfer or encumbrance, whether voluntary or involuntary, of Membership Interests; and (v) other matters related to the Company. This Agreement shall constitute a Member Control Agreement under Section 10-32-50 of the LLC Act. It is expressly intended that, during the entire term of this Agreement, the provisions of this Agreement shall supersede any provisions of the LLC Act, as they now exist or as may be subsequently amended or restated, that are inconsistent or conflict with the provisions of this Agreement to the maximum extent permitted by law.

2.2 **Prior Agreements.** This Agreement supersedes all prior agreements to which any or all of the parties to this Agreement are parties to the extent that such prior agreements are inconsistent with this Agreement.

2.3 **Parties Subject to Agreement.** This Agreement shall be binding on and inure to the benefit of the Company; each Person owning a Membership Interest; and their respective heirs, legal representatives, successors, and assigns. This Agreement is enforceable by and against Persons who are parties to this Agreement, and this Agreement is binding upon and enforceable against Persons who acquire an interest in a Membership Interest or in a contribution agreement having knowledge of the existence of this Agreement. A Person's express agreement to be bound by this Agreement or any amendment or restatement of this Agreement may be evidenced by such Person or such Person's legal representative either (i) signing this Agreement or such amendment or restatement, or any predecessor Member Control Agreement of the Company; (ii) signing a signature page to this Agreement or such amendment or restatement that references this Agreement and/or such amendment or restatement, or signing a signature page to any predecessor Member Control Agreement of the Company; or (iii) signing any other document, statement or instrument that evidences agreement to be a party to this Agreement and/or such amendment or restatement, or signing any other document, statement or instrument that evidences agreement to be a party to any predecessor Member Control Agreement of the Company.

2.4 **Membership Interests Subject to Agreement.** This Agreement shall apply to all Membership Interests of the Company which are now owned or hereafter acquired by or on behalf of any Person, whether by purchase, dividend, split, or other recapitalization, gift, devise, or any other means whatsoever.

2.5 **Amendment of Agreement.** The terms and provisions of this Agreement may be amended, restated or terminated only by the agreement of the Members holding at least 66.67% of the Units having Governance Rights entitled to vote, except as may be otherwise specifically provided in this Agreement, provided, however, in no event may this Agreement be amended to provide for less than unanimous consent to avoid dissolution under Section 13.2. Amending or restating this Agreement will not give rise to dissenters' rights as provided in Section 10-32-54 of the LLC Act.

2.6 **Enforcement of Agreement.** If a Person violates the terms of this Agreement, the Company and/or any Member may take legal action against such Person or pursue an order compelling such Person to do something or restraining such Person from doing something. If a Person violates the terms of this Agreement, the Company and/or any Member will be entitled to recover from such Person reasonable attorney's fees and costs incurred in connection with enforcing the terms of this Agreement. If a court deems any term of this Agreement to be overly broad, superseded by the LLC Act, or otherwise unenforceable or void, the court may modify and thereafter enforce the term and the balance of this Agreement to the fullest extent permitted by law, or sever such term if it cannot be so modified and enforce all of the other terms of this Agreement to the fullest extent permitted by law.

2.7 **Arbitration.** Any dispute arising out of or relating to this Agreement or the breach thereof (including fraud in the inducement) shall be discussed between the parties in a good-faith effort to arrive at a settlement. If such dispute cannot be resolved through discussion, such dispute shall be settled by arbitration administered by the American Arbitration Association ("AAA") under its Commercial Arbitration Rules. The AAA Optional Rules for Emergency Measures of Protection shall also apply to the proceedings. The arbitration shall be conducted in Burleigh County, North Dakota by a single arbitrator. The costs of the arbitration, including the arbitrator's compensation, shall be borne equally by the parties, except that the arbitrator shall have discretion to reallocate such costs. Each party shall bear its own attorneys' fees. Judgment on the award may be entered in any court having jurisdiction thereof.

ARTICLE 3.
ORGANIZATION OF COMPANY

3.1 **Formation of the Company.** The Company is a limited liability company formed pursuant to the terms of the LLC Act except as otherwise provided in this Agreement, and the rights and liabilities of the Persons owning or holding Membership Interests, Governors and Officers are as provided under the LLC Act, except as otherwise provided in this Agreement.

3.2 **Term of the Company.** The Company shall exist perpetually until it is terminated in accordance with this Agreement and the LLC Act.

3.3 **Indemnification.** The Company shall indemnify each Member, Governor, Officer and agent of the Company in such manner, under such circumstances, and to such extent as permitted by Section 10-32-99 of the LLC Act.

3.4 **Tax Matters.**

(1) **Tax Status.** The Company shall be classified and taxed as a partnership for federal and state income tax purposes except to the extent that the Company is to be disregarded as an entity for federal and state income tax purposes pursuant to applicable provisions of the Code. If the Company is disregarded for income tax purposes, the Company shall not be disregarded as a separate legal entity for any other purpose, including but not limited to, diminishing in any respect the LLC Act providing that a Person owning or holding Membership Interests, Governor, Officer or other agent of the Company is not, merely on account of such status, personally liable for the acts, debts, liabilities, or obligations of the Company.

(2) **Tax Matters Partner.** Any "tax matters partner" of the Company required to be appointed by the Code shall be the Person selected by the Board that meets the qualifications of the Code and applicable Treasury Regulations.

(3) **Tax Elections.** All elections permitted or required to be made for federal or state income tax purposes on behalf of the Company, including but not limited to, the election under Section 754 of the Code, and all revocations of such elections, shall be made by the Board.

ARTICLE 4.
MEMBERSHIP INTERESTS, UNITS AND REGISTRATION

4.1 **Class of Membership Interests.** The Company shall initially have one class of Membership Interests, having the Governance Rights and Financial Rights described in this Agreement. The Board may establish one or more additional classes or series of Units, designate each such additional class or series, and fix the relative rights and preferences of each such additional class or series.

4.2 **Additional Classes of Membership Interests.** Membership Interests of the Company of a different class or series than the existing Membership Interests may only be issued by the Board.

4.3 **Units.** The Company shall use Units to designate Membership Interests for purposes of allocating income, gain, receipt, loss, deduction, credit, and distribution; voting; and such other purposes as provided in this Agreement.

(1) **General.** Each Unit shall represent Governance Rights consisting of one vote per Unit when a vote is permitted or required by this Agreement and the LLC Act and Financial Rights consisting of the right to the allocations of income, gain, receipt, loss, deduction and credit and the right to distributions as provided in the Agreement.

(2) **Assignment.** If any Governance Rights or Financial Rights are separately assigned as provided in this Agreement, the Company shall reflect in the required records of the Company the number of Units designating Governance Rights and the number of Units designating Financial Rights.

(3) **Required Records.** Ownership of Membership Interests and the Units designating Membership Interests, including the Governance Rights and Financial Rights, shall be as is reflected in the required records of the Company and shall be binding on the Company only to the extent so reflected. No transfer or assignment of Membership Interests, Governance Rights or Financial Rights and no designation of Units shall be effective until reflected in the required records of the Company and then only to the extent so reflected. The Company may request written evidence of any transfer or assignment in a form and content acceptable to the Company before reflecting any such transfer, assignment, or designation in the required records of the Company. Any allocations of income, gain, receipt, loss, deduction, credit, and distribution by the Company and votes made, in each case, in reliance on the Company's required records shall

acquit the Company of all liability to any Person who may have an interest in such allocations, distributions, or vote.

ARTICLE 5.
CAPITAL AND OTHER ACCOUNTS

5.1 **Required Capital Accounts.**

(1) **Establishment and Operation of Accounts.** The Company shall maintain a separate Capital Account for each Person owning a Membership Interest having Financial Rights in accordance with Section 704(b) of the Code and applicable Treasury Regulations. Each such Capital Account shall be (i) increased by the initial contribution made to the Company by such Person; (ii) increased by additional contributions, if any, made to the Company by such Person; (iii) decreased by distributions made from the Company to such Person; and (iv) otherwise adjusted as provided in this Agreement.

(2) **Maintenance of Accounts.** The Capital Accounts shall be maintained in accordance with Section 704(b) of the Code and applicable Treasury Regulations. The Board may, notwithstanding any other provisions in this Agreement, alter the method by which Capital Accounts are maintained in order to comply with Section 704(b) of the Code and applicable Treasury Regulations.

(3) **Events Triggering Revaluation.** The Board shall restate the value of the Capital Accounts (and by so doing the value of the old contributions) upon (i) any contribution made to the Company; (ii) any distribution from the Company that was not made in proportion to all Units; and (iii) the determination by the Board that a re-valuation is appropriate to maintain Capital Accounts in accordance with Section 704(b) of the Code and applicable Treasury Regulations. The Board may use any method it determines appropriate to revalue the Capital Accounts. If a contribution is made to the Company, absent any valuation method specifically adopted by the Board, the Capital Accounts shall be deemed to have been revalued by the Board such that, immediately after the receipt of such contribution, the value of each Capital Account for each Person owning a Membership Interest having Financial Rights will bear the same proportion to the value of all Capital Accounts for all Persons owning Membership Interests having Financial Rights as the number of such Person's Units designating Financial Rights bears to all of the Units designating Financial Rights. It is intended that the methods of revaluation of Capital Accounts provided in this Section of the Agreement override Section 10-32-57 of the LLC Act including the revaluation of the old contributions.

5.2 **Additional Accounts.** The Company may maintain additional accounts for each Person owning a Membership Interest having Financial Rights to reflect the equity shown on the

Company's financial statements, to record such Person's basis for income tax purposes, or for any other purpose.

5.3 **No Interest; Effect of Balances.** A positive balance in a Capital Account or any other account for a Person shall not bear interest; affect the allocation of income, gain, receipt, loss, deduction or credit to a Person; or entitle a Person to any distributions or other economic benefits. A negative balance in a Capital Account or any other account for a Person shall not constitute an obligation of such Person to the Company except as specifically provided in this Agreement or as such Person may otherwise specifically agree in writing.

ARTICLE 6.
ALLOCATIONS

6.1 **General Allocations.** All items of income, gain, receipt, loss, deduction, and credit of the Company for each fiscal year shall be allocated among all of the Persons owning Membership Interests having Financial Rights, and to such Person's Capital Accounts, in the proportion that the total number of each Person's Units having Financial Rights bears to all of the Units having Financial Rights.

6.2 **Allocations for Income Taxes.** The allocations in Section 6.1 apply with respect to allocations solely for income tax purposes except as provided in this Section 6.2. Allocations pursuant to this Section 6.2 shall not affect, or in any way be taken into account in computing, any Person's Capital Account, right to vote, or allocable shares of income, gain, receipt, loss, deduction, credit or distribution as provided in any other Section of this Agreement.

(1) **Section 704(c).** Income, gain, receipt, loss, deduction, and credit with respect to any property contributed to the Company shall, solely for income tax purposes, be allocated so as to take account of any variation between the adjusted basis of such property to the Company for income tax purposes and the value ascribed to such property in the Company's books and records in accordance with Section 704(c) of the Code and applicable Treasury Regulations. In addition, if the Capital Accounts or any asset of the Company is revalued pursuant to the provisions of this Agreement or Section 704(b) of the Code and applicable Treasury Regulations, subsequent allocations of income, gain, receipt, loss, deduction, and credit for income tax purposes with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its adjusted value in the same manner as under Section 704(c) and applicable Treasury Regulations. Any elections or other decisions relating to such allocations shall be made by the Board.

(2) **Section 754.** Any election by the Company under Section 754 of the Code to adjust the basis of the Company assets pursuant to Section 734 of the Code or Section 743 of the Code shall be made in the sole discretion of the Board. If such an election is made, allocations of Company items of income, gain, receipt, loss, deduction, and credit shall be made in a

manner consistent with such allocation of items in accordance with Section 734 and/or Section 743 of the Code, as the case may be.

(3) **Section 706(d).** In the event of any changes in Membership Interests during a fiscal year, then for purposes of this Article 6, the Board shall take into account the requirements of Section 706(d) of the Code and shall have the right to select any method of determining the varying interests of the Persons owning Membership Interests of the Persons owning Membership Interests having Financial Rights during the year which satisfies Section 706(d) of the Code.

ARTICLE 7.
DISTRIBUTIONS

7.1 **Distributions.**

(1) **Interim Distributions.** Subject to Section 10-32-64 of the LLC Act, distributions may be made from the Company at such times and in such amounts as determined from time to time by the Board to the Persons owning Membership Interests having Financial Rights in the proportion that the total number of each Person's Units having Financial Rights bears to all of the Units having Financial Rights. It is intended that the method of allocating distributions provided in this Section overrides Section 10-32-60 of the LLC Act.

(2) **Terminating Distributions.** Upon termination of the Company, assets of the Company, including proceeds from liquidation of the Company's assets, shall be applied in the following order of priority:

(a) To creditors of the Company, including Persons owning Membership Interests who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company other than liabilities for interim distributions or terminating distributions to Persons owning Membership Interests having Financial Rights.

(b) To reasonable reserves, if any, deemed necessary by the Board to provide for the contingent liabilities of the Company.

(c) To Persons owning Membership Interests having Financial Rights in the proportion of each Person's positive Capital Account balance. It is intended that the method of allocating distributions provided in this Section overrides Section 10-32-131, subd. 1(c) of the LLC Act.

7.2 **Liquidations.** Notwithstanding anything herein to the contrary, the Board may provide for non-pro rata distributions in the event of a distribution that reduces the outstanding Membership Interests of a Person.

7.3 **In Kind.** Distributions from the Company may be in cash or in kind, but no Person shall have any right to demand and receive any distribution from the Company in any form other than cash.

ARTICLE 8.
ISSUANCE OF MEMBERSHIP INTERESTS AND UNITS; CONTRIBUTIONS

8.1 **Issuance of Membership Interests and Units.** The Board is authorized to accept contributions, issue, sell and deliver Membership Interests having Governance Rights and Financial Rights, Governance Rights only, or Financial Rights only, and, in each case, consisting of the class of Membership Interest that is then authorized to such Persons, at such times, and upon such terms and conditions as the Board shall determine. The Board shall establish a price in money or other consideration, or a minimum price, or a general formula or method by which the price of such Membership Interests shall be determined. The Board shall also fix the number of Units to designate such Membership Interests. There is no limitation on the number of Units used to designate such Membership Interests that may be so issued by the Board. If the Board does not specifically designate when issuing Membership Interests pursuant to this Agreement that such Membership Interest has Governance Rights and Financial Rights, Governance Rights only, or Financial Rights only, such Membership Interest shall be deemed to have both Governance Rights and Financial Rights for all purposes of this Agreement.

8.2 **Issuance of Rights to Purchase.** The Board is further authorized to enter into contribution agreements and contribution allowance agreements and to otherwise grant and issue rights to subscribe for, purchase, exchange securities for, or to convert securities into, Membership Interests having Governance Rights and Financial Rights, Governance Rights only, or Financial Rights only, and, in each case, consisting of the class of Membership Interest that is then authorized with such Persons, at such times, and upon such terms and conditions as the Board shall determine. The Board shall fix the terms, provisions and conditions of such agreements, including the price in money or other consideration, or a minimum price, or a general formula or method by which the price of the Membership Interests shall be determined or the exchange or conversion basis or the price at which such Membership Interests may be purchased or subscribed for. The Board shall also fix the number of Units to designate such Membership Interests. There is no limitation on the number of Units used to designate such Membership Interests that may be so issued by the Board.

8.3 **Unit Dividends and Splits.** The Board shall have the authority to declare and effect any dividend or split of any Units used to designate the class of Membership Interest of the Company that is then authorized in which the number of Units of such Membership Interests are increased or decreased ratably.

8.4 **Valuation of Contributions.** The Board shall value all non-monetary contributions made to the Company in exchange for Membership Interests. Whenever the Company accepts contributions, the Board shall also revalue the Capital Accounts as provided in Article 5 of this Agreement.

8.5 **Preemptive Rights.** No Member, merely because of such Member's status as a Member or an owner of Units, shall have any preemptive rights to purchase any Units proposed to be sold or issued by the Company. Nothing in this Agreement shall limit the right of the Company to grant, by contract or otherwise, preemptive or first refusal rights to one or more Members.

ARTICLE 9.
ADMISSION OF MEMBERS

9.1 **Admission Following Issuance of Membership Interest.** If the Board issues Membership Interests having Governance Rights to a Person who is not then a Member, such Person shall be admitted as a Member as of the effective date that (i) such Person pays or is required to pay to the Company the amount the Board determines to be contributed to the Company in exchange for the Membership Interests to be issued to such Person, and (ii) such Person executes and delivers to the Company such Person's agreement to be bound by this Agreement in such form and content as is acceptable to the Board. If the Board issues Membership Interests to a Person who is then a Member, such Person shall continue as a Member and shall be bound by this Agreement and such Membership Interests shall be automatically subject to this Agreement. Upon completion of any of such actions, the Company shall reflect the name and address of the Member; the nature and type of contribution; the type of Membership Interest, including the Governance Rights and Financial Rights; and the number of Units designating such Membership Interest in the required records of the Company as of such effective date.

9.2 **Admission Following Transfer or Assignment.** The following provisions apply to transferees or assignees of Membership Interests.

(1) **Assignment Which Includes Governance Rights.** Any transferee or assignee of a Membership Interest having Governance Rights who is not already a Member may be admitted, subject to the affirmative approval of such transferee or assignee as a Member by the Board, as a Member with respect to such Membership Interest as of the effective date that such Person executes and delivers to the Company such Person's agreement to be bound by this Agreement in such form and content as is acceptable to the Board. Any transferee or assignee of a Membership Interest in the Company who is already a Member shall continue as a Member and shall be bound by this Agreement and such Membership Interests shall be automatically subject to this Agreement.

(2) **Assignee of Only Financial Rights.** Any Person who is not a Member but who is a transferee or assignee of a Membership Interest having only Financial Rights shall entitle such Person to receive, to the extent assigned, the share of the profits and losses and the distributions to which the assignor would otherwise be entitled but shall not entitle or empower such Person to become a Member, to exercise any Governance Rights, to receive any notices from the Company or to cause dissolution of the Company.

(3) **Reflection in Required Records.** Upon completion of any such actions, the Company shall reflect in the required records of the Company the name and address of the transferee or assignee; the nature and extent of the transfer or assignment; the type of Membership Interest so transferred or assigned; whether the Governance Rights or Financial Rights or both were transferred or assigned; and the number of Units used to designate such Membership Interest.

ARTICLE 10.
MEMBERS

10.1 **Voting.** Each Member shall have one vote for each Unit having Governance Rights entitled to vote that is reflected in the name of such Member in the required records of the Company, subject to cumulative voting rights as set forth in the Articles of Organization. It is intended that the method of voting by Members provided in this Section and throughout this Agreement is intended to override Section 10-32-40.1, subd. 5. At each meeting of the Members, every Member owning Units having Governance Rights entitled to vote shall be entitled to vote in person or by proxy duly appointed by an instrument in writing subscribed by such Member. Procedures for notice, voting, and conduct of any meeting of Members shall be as provided in the Operating Agreement of the Company.

ARTICLE 11.
BOARD OF GOVERNORS

11.1 **General Authority.** The business and affairs of the Company shall be directed by a Board of Governors, which shall be composed of governors elected in the manner and shall operate in the manner provided in the Operating Agreement of the Company.

ARTICLE 12.
OFFICERS

12.1 **General Authority.** The business and affairs of the Company shall be managed by the Officers subject to the direction of the Board of Governors, which Officers shall operate in the manner provided in the Operating Agreement of the Company.

ARTICLE 13.
EVENTS TERMINATING MEMBERSHIP

13.1 **Events of Termination.** The continued membership of a Member in the Company is terminated upon the first to occur of any of the following events occurring with respect to a Member (each an "Event of Termination"):

(1) The Member's death;

(2) The Member's retirement or resignation as a Member of the Company as defined in Section 10-32-30 of the LLC Act;

(3) The redemption of such Member's complete Membership Interest in the Company;

(4) An assignment or a buyout of such Member's Membership Interest that leaves such Member with no Governance Rights as provided in Sections 10-32-32 or 10-32-119 of the LLC Act;

(5) The Member's bankruptcy;

(6) The dissolution of such Member that is a domestic or foreign limited liability company, corporation, partnership, limited partnership, joint venture, operation, business trust, estate, trust, enterprise, or any other legal or commercial entity;

(7) A merger in which the Company is not the surviving organization; or

(8) The occurrence of any other event that terminates the continued membership of the Member in the Company.

13.2 **Effect of Event of Termination.** If an Event of Termination occurs with respect to any Member, the following provisions shall apply:

(1) **Dissolution Avoidance Consent.** An event that terminates the continued membership of a Member shall not cause the company to be dissolved unless it is the last or sole member of the Company. After the occurrence of an event, as provided in Section 13.1, that terminates the continued membership of another Member in the Company, each remaining Member may be asked to consent to the continuation of the Company as a legal entity without dissolution and to the continuation of its business, pursuant to the power set forth in Article V of the Articles of Organization of the Company.

(2) **Effect on Member.** An Event of Termination does not give a Member a right to have such Member's Membership Interest purchased except as specifically provided in this Agreement. The Membership Interest of such Member shall continue to have the same Governance Rights and Financial Rights as existed immediately prior to such Event of Termination except to the extent that such Event of Termination resulted in the redemption of such Membership Interest or the cancellation of such Membership Interest as in the event of a merger in which the Company is not the surviving organization.

(3) **Effect on Transferee or Assignee.** Any transferee or assignee of such Member's Membership Interest having Governance Rights and Financial Rights or only Governance Rights may be admitted as a Member as provided in Article 9 of this Agreement; provided, if such Event of Termination occurs with respect to the last or sole Member of the Company, the legal representative of such Member shall be deemed to be

admitted as a Member as of the effective date of such Event of Termination and shall be deemed to own the Membership Interest owned by such Member immediately prior to such Event of Termination, including all Governance Rights and Financial Rights, and, in such event, the Company shall not be dissolved as provided in Section 10-32-109 of the LLC Act.

ARTICLE 14.
TRANSFERS AND RESTRICTIONS REGARDING MEMBERSHIP INTERESTS

14.1 **Permitted Transfer or Assignment.** A Person may freely transfer or assign all or any portion of such Person's Membership Interest, including Governance Rights and/or Financial Rights, under the following conditions:

(1) by sale, gift, or devise to a spouse or child of such Person;

(2) following the death, withdrawal, bankruptcy, divorce, separation, dissolution or termination of such Person;

(3) by a Person and any related persons (as defined in Section 267(b) of the Code) in one or more transactions during any thirty (30) calendar day period of Membership Interests representing in the aggregate less than two percent (2%) of the total outstanding Membership Interests in the Company;

(4) by a Person and any other Persons, acting together, of Membership Interests representing in the aggregate more than fifty percent (50%) of the total outstanding Membership Interests in the Company;

(5) by transfer effected through a qualified matching service program;

(6) or otherwise, subject to the restrictions set forth in this Agreement.

The transferor or assignor of all or any such portion of such Membership Interest shall continue to be a Member of the Company to the extent such transferor or assignor retains a Membership Interest having Governance Rights, but shall cease to be the owner of the Governance Rights and/or Financial Rights transferred or assigned. The transferee or assignee of the Governance Rights and Financial Rights or only Governance Rights may be admitted as a Member as provided in Article 9 of this Agreement.

14.2 **Conditions Precedent to Transfers.** The Board of Governors, in its sole discretion, may elect not to recognize any transfer of Units unless and until the Company has received:

(1) an opinion of counsel (whose fees and expenses shall be borne by the transferor) satisfactory in form and substance to the Board that such transfer may be lawfully made without registration or qualification under applicable state and federal securities laws, or such transfer is properly

registered or qualified under applicable state and federal securities laws and if, requested by the Company that such transfer will not cause the company to be treated as a publicly traded partnership;

(2) such documents and instruments of conveyance executed by the transferor and transferee as may be necessary or appropriate in the opinion of counsel to the Company to effect such transfer, except that in the case of a transfer of units involuntarily by operation of law, the transfer shall be confirmed by presentation of legal evidence of such transfer, in form and substance satisfactory to the Company;

(3) the transferor's Unit certificate;

(4) the transferee's taxpayer identification number and sufficient information to determine the transferee's initial tax basis in the interest transferred, and any other information reasonably necessary to permit the company to file all required federal and state tax returns and other legally required information statements or returns; and

(5) other conditions on the transfer of units adopted by the Board from time to time as it deems appropriate, in its sole discretion.

IN WITNESS WHEREOF, the Company and Members have executed this Agreement with all of the schedules referenced herein effective as of the date first above written.

RED TRAIL ENERGY, LLC

By:/s/ Mike Appert ______________________
Its: Chairman

COUNTERPART SIGNATURE PAGE
TO
MEMBER CONTROL AGREEMENT
FOR
RED TRAIL ENERGY, LLC

IN WITNESS WHEREOF, ______________________ has executed this Member Control Agreement of Red Trail Energy, LLC dated effective as of _________________, 20__, as of ______________________, 20__.

____

SCHEDULE A
TO
MEMBER CONTROL AGREEMENT
OF
RED TRAIL ENERGY, LLC

Name	Addresses	Number of Units With Full Governance and Financial Rights